FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number 333-114196

AXTEL, S.A.B. DE C.V.
 (Translation of Registrant’s name into English)

Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
Col. Unidad San Pedro
San Pedro Garza Garcia, N.L.
Mexico, CP  66215
(52)(81) 8114-0000
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

San Pedro Garza Garcia, Mexico, October 27, 2008 - Axtel, S.A.B. de C.V. (BMV: AXTELCPO; OTC: AXTLY) (“AXTEL” or “the Company”), a leading Mexican fixed-line integrated telecommunications company, announced today its unaudited third quarter results ended September 30, 2008(1).

Highlights:

❖
AXTEL’s prudent capital structure and financial position has allowed it to remain with strong financial metrics during this volatile economic environment, as evidenced by our net debt to EBITDA ratio of 1.6x at the end of the quarter and of approximately 2.0x as of last week.

❖	AXTEL has no significant debt maturities until 2011.

❖	AXTEL’s debt structure and derivatives position is as follows:

(a) a Libor/TIIE + 150 bps dual-currency (MXN Ps. 1,042 million in pesos and US$110 million) syndicated loan with 10% quarterly payments starting in February 2010 and a final 20% payment in February 2012, with hedging consisting of full interest plus principal swap on the US-dollar tranche to a notional amount of MXN Ps. 1,215 million paying an interest rate TIIE of + 135 bps;

(b) the 7.625% US$275 million Senior Notes program maturing in February 2017 with hedging consisting of coupons swapped to a notional amount of MXN Ps. 3,038 million paying a fixed interest rate of 8.54% until the first call date (February 1, 2012); and

(c) the 11% US$162.5 million Senior Notes program maturing in December 2013, with hedging consisting of coupons swapped to a notional amount of MXN Ps. 1,799 million paying a fixed interest rate of 12.28% until the first call date (December 15, 2008).

❖
The mark-to-market value of these derivative instruments was negative Ps. 78.1 million as of September 30, 2008. The mark-to-market value based on the prevailing Mexican peso - U.S. dollar and interest rates conditions was positive Ps. 520.5 million as of October 22, 2008.

❖	The Company has no additional derivative instruments of any kind.

Revenues from operations

Revenues from operations totaled Ps. 2,859.1 million in the third quarter of year 2008 from Ps. 3,081.3 million for the same period in 2007, a decrease of Ps. 222.1 million, or -7%.

Revenues from operations totaled Ps. 11,627.6 million in the twelve-month period ended September 30, 2008, compared to Ps. 11,380.8 million in the same period in 2007, an increase of Ps. 246.8 million, or 2%.

Sources of Revenues

Local services. Local service revenues contributed with 47% of total revenues during the third quarter, compared with 43% in the third quarter of 2007, totaling Ps. 1,340.4 million for the three-month period ending on September 30, 2008, representing a marginal increase of less than 1% compared to the same quarter in 2007. During the quarter, cellular revenues and monthly rents increased 8% and 3%, respectively, compensating reduced measured service revenues resulting from less local calls and further penetration of commercial offers including free local calling. For the twelve-month period ended September 30, 2008, revenues from local services totaled Ps. 5,389.8 million, an annual increase of Ps. 289.9 million, or 6%, from Ps. 5,099.9 million recorded in the same period in 2007. Monthly rents, measured service and value-added services revenues represented 61% of local revenues during the twelve-month period ended September 30, 2008.

Long distance services. Long distance service revenues totaled Ps. 319.8 million in the quarter ending September 30, 2008, compared to Ps. 352.3 million in the same quarter in 2007. Due to a change in the mix of lines in service, during this period, long-distance revenues per minute declined from Ps. 0.83 to Ps. 0.75. For the twelve month period ended September 30, 2008, long distance revenues declined to Ps. 1,351.3 million from Ps. 1,380.9 million registered in the same period in 2007, a reduction of Ps. 29.6 million or  2%.

Data & Network. Revenues from data and network revenues amounted to Ps. 616.9 million for the three-month period ended September 30, 2008, compared to Ps. 645.8 million in the same period in 2007, a decrease of Ps. 28.9 million. Dedicated Internet and VPNs represented 89% of data & network revenues during the quarter. For the twelve month period ended September 30, 2008, data and network services revenues totaled Ps. 2,474.3 million from Ps. 2,142.8 million registered in the same period in 2007, an increase of Ps. 331.5 million.

International traffic. In the third quarter of 2008, International traffic revenues totaled Ps. 182.1 million, declining Ps. 131.9 million or 42% versus same quarter of previous year. A strong peso prevailing during most of the quarter de-incentivized increased traffic and the mix of off-net and on-net traffic affected the rate per minute. For the twelve month period ended September 30, 2008, international traffic revenues totaled Ps. 922.2 million from Ps. 1,124.8 million registered in the same period in 2007, a decrease of Ps. 202.6 million or  18%.

Other services. Revenue from other services recorded Ps. 400.0 or 14% of total revenues in the third quarter of 2008, compared to Ps. 431.7 million registered in the same period in 2007. The decline is mainly explained by less activation fees caused by lower new lines and reduced equipment sales compared with the same quarter of 2007. For the twelve month period ended September 30, 2008, other services revenues totaled Ps. 1,490.0 million from Ps. 1,632.4 million registered in the same period in 2007, a decrease of Ps. 142.4 million.

Consumption

Local Calls. Local calls totaled 618.6 million in the three-month period ended September 30, 2008, a decrease of 13.5 million, or 2%, from 632.2 million recorded in the same period in 2007. A decline in the number of calls per line explain this reduction. For the twelve month period ended September 30, 2008, local calls increased to 2,462.9 million from 2,371.9 million registered in the same period in 2007, an increase of 91.0 million calls or  4%.

Cellular (“Calling Party Pays”). Minutes of use of calls completed to a cellular line amounted to 344.8 million in the three-month period ended September 30, 2008, compared to 265.6 million in the same period in 2007, an 30% improvement equivalent to 79.2 million minutes. For the twelve month period ended September 30, 2008, cellular minutes grew 303.6 million, or 30%, from 1,000.4 million registered in the twelve-month period ended September 30, 2007, to 1,304.0 million in the same period in 2008.

Long distance. Outgoing long distance minutes amounted to 424.7 million for the three-month period ended September 30, 2008 from 423.7 million in the same period in 2007, a 1.0 million minutes increase. Domestic long distance minutes represented 95% of total traffic during the quarter. For the twelve month period ended September 30, 2008, outgoing long distance minutes amounted 1,690.2 million, compared to 1,749.4 million registered in the same period in 2007, a decrease of 59.2 million of minutes, or 3%. The reduction in the twelve month figures continues reflecting our decision of canceling high-volume no-margin traffic made in the third quarter of 2007.

Operating Data

Lines in Service. As of September 30, 2008, lines in service totaled 954.9 thousand, an increase of 70.3 thousand from the same date in 2007.  During the third quarter of 2008, net additional lines declined 17.1 thousand. The termination of the commercial agreement with Cablemas in the city of Tijuana resulted in a one-time transferring of approximately 15.0 thousand lines during the third quarter of 2008. As of September 30, 2008, residential lines represented 66% of total lines in service.

Line equivalents (E0 equivalents). We offer from 64 kilobytes per second (“kbps”) up to 100 megabytes per second (“Mbps”) dedicated data links in all of our existing cities. We account for data links by converting them to E0 equivalents in order to standardize our comparisons versus the industry. As of September 30, 2008, line equivalents totaled 462.1 thousand, an increase of 25.6 thousand from the same date in 2007.

Internet subscribers. As of September 30, 2008, Internet subscribers totaled 112.3 thousand, an increase of 5%, from 106.7 thousand recorded on the same date in 2007. Broadband subscribers increased 26% totaling 89.1 thousand as of September 30, 2008. We continue to upgrade customers from dial-up service to broadband access solutions.

Cost of Revenues and Operating Expenses

Cost of Revenues. For the three-month period ended September 30, 2008, the cost of revenues declined Ps. 249.4 million, compared with the same period of year 2007, primarily due to Ps. 110.6 million and Ps. 92.7 million decreases in fixed-to-mobile termination rates and long distance costs, respectively. For the twelve month period ended September 30, 2008, the cost of revenues reached Ps. 3,947.9 million, a reduction of Ps. 175.4 million in comparison with the same period in year 2007.

Gross Profit. Gross profit is defined as revenues minus cost of revenues. For the third quarter of 2008, the gross profit accounted for Ps. 2,014.8 million, an increase of Ps. 27.3 million or 1%, compared with the same period in year 2007. The gross profit margin increased from 64.5% to 70.5% year-over-year is mostly due to improved cellular margins. For the twelve month period ended September 30, 2008, our gross profit totaled Ps. 7,679.7 million, compared to Ps. 7,257.6 million recorded in the same period of year 2007, a gain of Ps. 422.1 million or 6%.

Operating expenses. For the third quarter of year 2008, operating expenses totaled Ps. 996.2 million compared to Ps. 901.4 million for the same period in year 2007. The incremental expenses are mainly due to the costs associated with the new cities opened during the last few quarters and expenses related to the new cities coming soon. For the twelve month period ended September 30, 2008, operating expenses totaled Ps. 3,704.5 million, coming from Ps. 3,466.6 million in the same period in 2007, an increase of Ps. 237.9 million. Personnel represented 49% of total operating expenses during the twelve month period ended September 30, 2008 versus 48% in the year-earlier period.

Adjusted EBITDA. The Adjusted EBITDA totaled Ps. 1,018.7 million for the three-month period ended September 30, 2008, compared to Ps. 1,086.0 million for the same period in 2007, a decrease of 6%. As a percentage of total revenues, adjusted EBITDA represented 35.6% in the third quarter of 2008, 38 bps higher than the margin recorded in the year-earlier quarter. For the twelve-month period ended September 30, 2008, adjusted EBITDA amounted to Ps. 3,975.3 million, compared to Ps. 3,791.0 million in the same period in year 2007, a positive variation of Ps. 184.2 million, or  5%.

Depreciation and Amortization. Depreciation and amortization totaled Ps. 715.2 million in the three-month period ended September 30, 2008 compared to Ps. 681.2 million for the same period in year 2007, an increase of Ps. 33.9 million or 5%. The larger depreciation and amortization charge is explained by capital expenditures associated with the geographic expansion and network deployments. Depreciation and amortization for the twelve-month period ended September 30, 2008 reached Ps. 2,737.4 million, from Ps. 2,547.2 million in the same period in year 2007, an increase of Ps. 190.2 million, or  7%.

Operating Income (loss). Operating income totaled Ps. 303.5 million in the three-month period ended September 30, 2008 compared to an operating income of Ps. 404.8 million registered in the same period in year 2007, a decline of Ps. 101.3 million or 25%. For the twelve month period ended September 30, 2008 our operating income reached Ps. 1,237.9 million when compared to the result registered in the same period of year 2007 of Ps. 1,243.9 million, a marginal decline of Ps. 6.0 million.

Comprehensive financial result. The comprehensive financial loss was Ps. 497.5 million for the three-month period ended September 30, 2008, compared to a loss of Ps. 57.3 million for the same period in 2007. A net interest expense decrease of Ps. 10.5 million due to reduced indebtedness and a non-cash foreign-exchange loss of Ps. 311.0 million compared to Ps. 9.6 million gain in the year-earlier quarter due to the depreciation of the peso, explain the majority of the CFR difference.

The foreign-exchange loss incurred in the quarter is partially mitigated by the Ps. 127.8 million reduced liability in the mark-to-market of the derivative instruments. For the twelve-month period ended September 30, 2008, the reduced loss is explained by the foreign-exchange loss and the reduced monetary position gain recorded until fourth quarter of 2007.

Debt. The Ps. 351.2 million reduction in total debt versus year-earlier date is explained by the reduction of lease obligations and a slightly more favorable exchange rate on September 30, 2008 compared to the same date in 2007.

Capital Investments. Due to the investments associated to the preparation of the additional cities coming soon and the front-loaded investments of the WiMAX network, we invested Ps. 1,153.2 million in network and infrastructure during the third quarter of 2008, compared to Ps. 616.8 million in the year-earlier quarter. The majority of our capital investments are devoted to access or last-mile assets.

Other Investments.  Under our buy-back program, we maintain 26.1 million AXTELCPOs with a weighted average cost of Ps. 10.64 as of October 22, 2008.  The authorized amount for the program is Ps. 440 million.

Other important information

1) Figures in this release are presented based on Mexican financial reporting standards (FRS). According to Mexican FRS, the restatement of financial reports into constant pesos was suspended as of December 31, 2007, the last date in which inflationary accounting for the financial reports was applied. For comparative purposes, all financial reports of prior periods are presented in constant pesos as of December 31, 2007. Financial information of year 2008 is presented in nominal pesos. The consolidation of Avantel figures started in the month of December 2006.

 2) Revenues are derived from:

Local services. We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area.  Customers are charged a flat monthly fee for basic service, a per call fee for local calls (“measured service”), a per minute usage fee for calls completed on a cellular line (“calling party pays,” or CPP calls) and value added services.

Long distance services.  We generate revenues by providing long distance services (domestic and international) for our customers’ completed calls from AXTEL lines.

Data & network. We generate revenues by providing data, Internet access and network services, like virtual private networks and private lines. International traffic. We generate revenues terminating international traffic from foreign carriers.

Other services. Include among others, activation fees, customer premises equipment (‘‘CPE’’) sales and revenues generated from integrated telecommunications services provided to corporate customers, financial institutions and government entities.

3) Cost of revenues include expenses related to the termination of our customers’ cellular and long distance calls in other carriers’ networks, as well as expenses related to billing, payment processing, operator services and our leasing of private circuit links.

4) Operating expenses include costs incurred in connection with general and administrative matters which incorporate compensation and benefits, the costs of leasing land related to our operations and costs associated with sales and marketing and the maintenance of our network.

5) Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, and further adjusted for unusual or non-recurring items. For additional detail on the Adjusted EBITDA Reconciliation, go to AXTEL’s web site at www.axtel.com.mx

6) Earnings per CPO are calculated dividing the net income by the average number of Series A and Series B shares outstanding during the period divided by seven. The number of outstanding Series A and Series B shares was 96,636,627 and 8,672,716,596, respectively, as of September 30, 2008.

7) Net Debt to Adjusted EBITDA: The quarterly figure comes from dividing the net debt at the end of the period by the annualized run-rate Adjusted EBITDA.

8) 802.16e WiMAX is a new IP-based voice and data wireless technology designed to deliver voice and data solutions, under fixed, portable, nomadic and mobile environments, to residential and business customers.

9) Depreciation and amortization includes depreciation of all communications network and equipment and amortization of pre-operating expenses and cost of spectrum licenses, among others.

About AXTEL

AXTEL is a Mexican telecommunications company that provides local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 33 cities and long distance connectivity to business and residential customers in over 200 cities. AXTEL provides telecommunications services using a suite of technologies including FWA, WiMAX, copper, fiber optic, point to multipoint radios and traditional point to point microwave access, among others. AXTELCPO trades on the Mexican Stock Exchange and is part of the IPC Index. AXTEL’s American Depositary Shares are eligible for trading in The PORTAL Market, a subsidiary of the NASDAQ Stock Market, Inc.

Visit AXTEL’s Investor Relations Center on www.axtel.com.mx

Axtel, S.A.B. de C.V. and Subsidiaries
Unaudited Consolidated Balance Sheet
September 30, 2008 and 2007
(Thousand pesos of constant purchasing power as of December 31, 2007, except for September 2008 which is expressed in nominal pesos)

ASSETS	Sep-08	Sep-07
Current assets:

Cash and equivalents	635,403	1,349,567
Accounts receivable	1,900,382	2,017,075
Refundable taxes and other accounts receivable	254,279	161,935
Prepaid Expenses	69,964	72,350
Inventories	212,904	151,361
Total current assets	3,072,932	3,752,288

Non current assets

Property, plant and equipment, net	14,765,718	14,127,995
Long-term accounts receivable	16,414	18,969
Telephone concession rights	667,096	755,665
Intangible Assets	288,689	575,132
Deferred income tax	887,394	337,583
Deferred employee's profit sharing	10,058	3,676
Investment in shares of associated company	17,332	14,691
Other assets	340,966	299,359

Total non current assets	16,993,667	16,133,070

TOTAL ASSETS	20,066,599	19,885,358

LIABILITIES
Current liabilities

Accounts payable & Accrued expenses	2,453,547	1,840,979
Accrued Interest	99,327	105,860
Short-term debt	-	-
Current portion of long-term debt	194,128	188,405
Taxes payable	52,851	128,860
Financial Instruments	78,068	94,838
Deferred Revenue	509,974	517,658
Other accounts payable	364,146	356,848
Total current liabilities	3,752,041	3,233,448

Long-term debt

Long-term debt	7,353,614	7,704,022
Severance, seniority premiums and other post-retirement benefits	55,973	100,416
Deferred revenue	159,685	221,041
Other long-term liabilities	6,232	5,898
Total long-term debt	7,575,504	8,031,377

TOTAL LIABILITIES	11,327,545	11,264,825

STOCKHOLDERS EQUITY
Capital stock	7,562,075	8,870,061
Additional paid-in capital	741,671	741,671
Share buy-back program	(193,278)	-
Cumulative earnings (losses)	659,606	(1,069,846)
Cumulative deferred income tax effect	-	132,169
Change in the fair value of derivative instruments	(31,020)	(53,522)
TOTAL STOCKHOLDERS EQUITY	8,739,054	8,620,533

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	20,066,599	19,885,358

Axtel, S.A.B. de C.V. And Subsidiaries
Unaudited Consolidated Income Statement
Periods ended September 30, 2008 and 2007 & Years ended December 31, 2007
(Thousand pesos of constant purchasing power as of December 31, 2007, except for September 2008 which is expressed in nominal pesos)

		Third Quarter ended September 30				LTM ended September 30
				D %				D %
		2008	2007			2008	2007

Total Revenues	Ps.$	2,859,143	3,081,254	-7.2%	Ps.$	11,627,618	11,380,834	2.2%

Operating cost and expenses
Cost of sales and services		(844,328)	(1,093,777)	-22.8%		(3,947,867)	(4,123,222)	-4.3%
Selling and administrative expenses		(996,156)	(901,437)	10.5%		(3,704,485)	(3,466,592)	6.9%
Depreciation and amortization		(715,176)	(681,236)	5.0%		(2,737,375)	(2,547,163)	7.5%

Total Operating Costs and Expenses		(2,555,660)	(2,676,450)	-4.5%		(10,389,727)	(10,136,977)	2.5%

Operating income (loss)		303,483	404,804	-25.0%		1,237,891	1,243,857	-0.5%

Comprehensive financing result:
Net interest income (expense)		(189,964)	(200,505)	-5.3%		(740,466)	(741,300)	-0.1%
Foreign exchange gain (loss), net		(311,009)	9,615	N/A		(14,723)	47,452	N/A
Change in the fair value of derivative instruments		3,474	1,392	149.6%		12,678	21,745	-41.7%
Monetary position gain		-	132,218	N/A		103,324	158,428	-34.8%

Comprehensive financing result, net		(497,499)	(57,280)	768.5%		(639,187)	(513,675)	24.4%

Employee's profit sharing		(3,221)	(2,533)	27.2%		(10,143)	(5,856)	73.2%
Deferred employees' profit sharing		(3,786)	-	N/A		(17,716)	4,699	N/A
Other income (expenses), net		(15,329)	(21,576)	-29.0%		(16,868)	(30,795)	-45.2%
Other income (expenses), net		(22,336)	(24,109)	-7.4%		(44,727)	(31,952)	40.0%

Special item		-	-	N/A		-	-	N/A

Income (loss) before income taxes, and
equity in results of associated company		(216,352)	323,415	N/A		553,977	698,230	-20.7%

Income Tax		22,919	(14,450)	N/A		(101,386)	(23,681)	328.1%
Deferred income tax		33,119	(97,353)	N/A		(166,386)	(223,057)	-25.4%

Total income tax and employees' profit sharing		56,038	(111,803)	N/A		(267,772)	(246,738)	8.5%

Equity in results of an associate company		1,083	287	277.4%		2,641	2,525	4.6%

Net Income (Loss)	Ps.$	(159,231)	211,899	N/A	Ps.$	288,846	454,017	-36.4%

Mexican GAAP Adjusted EBITDA Reconciliation
(Thousand pesos of constant purchasing power as of December 31, 2007, except for September 2008 which is expressed in nominal pesos)

		Third Quarter ended September 30				LTM ended September 30

				D %				D %
		2008	2007			2008	2007

Net Income (Loss)	Ps.$	-159,231	211,899	N/A	Ps.$	288,846	454,017	-36%

Depreciation and Amortization		715,176	681,236	5%		2,737,375	2,547,163	7%

Interest Expense, Net		189,964	200,505	-5%		740,466	741,300	0%

Income Tax and Employee Profit Sharing
(Benefit) Expense		-56,038	111,803	N/A		267,772	246,738	9%

EBITDA		689,871	1,205,443	-43%		4,034,459	3,989,218	1%

Foreing Exchange (Gain) Loss, Net		311,009	(9,615)	N/A		14,723	(47,452)	N/A

Change in the fair value of derivative instruments		(3,474)	(1,392)	150%		(12,678)	(21,745)	-42%

Monetary position		-	(132,218)	N/A		(103,324)	(158,428)	-35%

Other (income) expense, Net		22,336	24,109	-7%		44,727	31,952	40%

Equity in results of an associate company		(1,083)	(287)	277%		(2,641)	(2,525)	5%

Adjusted EBITDA	Ps.$	1,018,659	1,086,040	-6%	Ps.$	3,975,266	3,791,020	5%